Manually Signed

02041661

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 1-31-02

For the month of January 2002

Jilin Chemical Industrial Company Limited
(Translation of registrant's name into English)

Jilin City, Jilin Province,
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

Jilin Chemical Industrial Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. An announcement of profit warning by the Company on January 28, 2002.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

吉林化學工業股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

PROFIT WARNING

The board of directors of Jilin Chemical Industrial Company Limited (the "Company") wishes to inform the shareholders of the Company and investors that due to increased accounting provisions (including bad debts provisions) and price decrease in the Company's petrochemical and organic chemical products, the Company expects to record a loss for its operation results for the year ended 31 December, 2001.

The Company is presently unable to quantify precisely the extent of the losses for this period. The Company intends to release its audited annual results, which will contain further details of these losses by the end of April 2002.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By order of the board
Zhang Liyan
Company Secretary

Jilin, China
28 January, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

Dated: June 11, 2002

By: ______________________

Name: Shi Jianxun
Title: General Manager